SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Coventure International Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   222891 10 3
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                                 (CUSIP Number)

                                   John Hromyk
                                118 First Avenue West
                            Suite 206, P.O. Box 1900
                            Cochrane, Alberta T4C 1B7
                                   (403) 851-2600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 6, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].



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CUSIP No.     222891 10 3
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1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

     John Hromyk
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)   SEC Use Only

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4)   Sources of Funds (See Instructions): PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6)   Citizenship or Place of Organization: Canada

Number of          (7)  Sole Voting Power:             -0-
Shares Bene-
ficially           (8)  Shared Voting Power            -0-
Owned by
Each Report-       (9)  Sole Dispositive Power         -0-
ing Person
With              (10)  Shared Dispositive Power       -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)

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13)  Percent of Class Represented by Amount in Row (11):

     -0-
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14)  Type of Reporting Person (See Instructions):
     IN
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Item 1. Security and Issuer

        This statement relates to the common stock, $0.0001 par value ("Common Stock") of Coventure International Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at Tang Xing Shu Ma Building, Suite 418, Tang Xing Road, Xian High Tech Area, Xian, Shaanxi Province China.

Item 2. Identity and Background

        This statement is filed by John Hromyk, whose business address is 118 First Avenue West, Suite 206, P.O. Box 1900, Cochrane, Alberta T4C 1B7. Mr. Hromyk is a Director of the Issuer.


        During the last five (5) years, John Hromyk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five (5) years, John Hromyk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Mr. Hromyk is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

        Not applicable.

Item 4. Purpose of Transaction

        On December 6, 2005, the Issuer entered into a transaction pursuant to which it issued 4,000,000 shares of common stock in exchange for 100% of the issued and outstanding capital stock of Xian Xilan Natural Gas Co., Ltd., a corporation formed under the laws of the People's Republic of China ("Xilan"). In connection with this transaction, the former owners of Xilan were appointed as senior executives of the Issuer and Mr. Hromyk resigned as the Chief Executive and Chief Financial Officer of the Issuer. Further, it was announced that on December 19, 2005, Mr. Hromyk would resign as a director of the Issuer. In connection with the foregoing change of control, Mr. Hromyk agreed to return his shares of common stock of the Issuer back to the Issuer for cancellation, without payment therefor.

Item 5. Interest in Securities of the Issuer

        (a)  See the cover page of this Schedule
        (b)  See the cover page of this Schedule
        (c) On October 31, 2005, Mr. Hromyk sold 10,000 common shares in a market transaction for $2.24 per share in cash. On November 3, 2005, Mr. Hromyk sold 3,500 common shares in a market transaction for $2.24 per share in cash.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

        Return to Treasury Agreement between the Issuer and John Hromyk (filed as an exhibit to the Issuer's Current Report on Form 8-K, filed on December 9,
2005)


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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2005

                                             /s/ JOHN HROMYK
                                             -------------------
                                             John Hromyk